  Chubb Group of Insurance Companies                           DECLARATIONS

                                                                                         FINANCIAL INSTITUTION

  15 Mountain View Road, Warren, New Jersey 07059                           EXCESS BOND FORM E

NAME OF ASSURED:                                                         Bond Number: 82183333

WELLS FARGO FUNDS TRUST                                          FEDERAL INSURANCE COMPANY

                                                                                         Incorporated under the laws of Indiana,

525 MARKET STREET, 12TH FLOOR                                  a stock insurance company, herein called the COMPANY

SAN FRANCISCO, CA 94105

                                                                                         Capital Center, 251 North Illinois, Suite 1100

                                                                                         Indianapolis, IN 46204-1927

ITEM 1.  BOND PERIOD:     from     12:01 a.m. on July 9, 2010

                                         to         12:01 a.m. on September 1, 2011

ITEM 2.  AGGREGATE LIMIT OF LIABILITY: $20,000,000

ITEM 3.  SINGLE LOSS LIMIT OF LIABILITY:       $20,000,000

ITEM 4.  DEDUCTIBLE AMOUNT: $ 60,050,000

ITEM 5.  PRIMARY BOND:

             Insurer: GREAT AMERICAN INSURANCE COMPANY

            Form and Bond No. Investment Company Bond/No. 517-76-01-07

             Limit                                 $20,000,000

             Deductible:                        $50,000

             Bond Period                       7/9/2010-9/1/2011

             Insurer:                              Fidelity and Deposit Company of Maryland

             Form and Bond No. Excess Bond/No. 0004712 09

             Limit                                 $20,000,000

             Deductible:                        $20,050,000

             Bond Period                       7/9/2010-9/1/2011

             Insurer:                             Berkley Regional Insurance Company

             Form and Bond No. Excess Bond/No. BFI-71000386-10

             Limit                                 $20,000,000

             Deductible:                        $40,050,000

             Bond Period                       7/9/2010-9/1/2011

  ITEM 6.  COVERAGE EXCEPTIONS TO PRIMARY BOND:

             NOTWITHSTANDING ANY COVERAGE PROVIDED BY THE PRIMARY BOND, THIS EXCESS BOND  DOES NOT DIRECTLY OR INDIRECTLY COVER: Any sub-limited Coverages

ITEM 7.  TOTAL OF LIMITS OF LIABILITY OF OTHER UNDERLYING BONDS, EXCESS OF PRIMARY BOND:  $40,000,000

ITEM 8.THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:  1-2

IN WITNESS WHEREOF, THE COMPANY issuing this Bond has caused this Bond to be signed by its authorized  officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

                                      The COMPANY, in consideration of the required premium, and in reliance on the  statements and information furnished to the COMPANY by the ASSURED, and subject  to the DECLARATIONS made a part of this bond and to all other terms and conditions  of this bond, agrees to pay the ASSURED for:

Insuring Clause        Loss which would have been paid under the Primary Bond but for the fact the loss  exceeds the Deductible Amount.

                                      Coverage under this bond shall follow the terms and conditions of the Primary Bond,        except with respect to:

                                      a.    The coverage exceptions in ITEM 6. of the DECLARATIONS; and

                                      b.   The limits of liability as stated in ITEM 2. and ITEM 3. of the DECLARATIONS.

                                      With respect to the exceptions stated above, the provisions of this bond shall apply.

General Agreements

Change Or Modification    A.   If after the inception date of this bond the Primary Bond is changed or

Of Primary Bond                    modified,  written notice of any such change or modification shall be given to the COMPANY  as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the COMPANY may request. There shall be no coverage under this bond for any loss related to such change or   modification until such time as the COMPANY is advised of and specifically  agrees by written endorsement to provide coverage for such change or  modification.

Representations Made     B.   The ASSURED represents that all information it has furnished to the

By Assured                           COMPANY for this bond or otherwise is complete, true and correct. Such information  constitutes part of this bond.

                                            The ASSURED must promptly notify the COMPANY of any change in any fact or  circumstance which materially affects the risk assumed by the COMPANY under  this bond.

                                            Any misrepresentation, omission, concealment or incorrect statement of a material  fact by the ASSURED to the COMPANY shall be grounds for recision of this bond.

Notice To Company Of     C.   The ASSURED shall notify the COMPANY at the earliest practical moment,

Legal Proceedings Against     not to  exceed thirty (30) days after the ASSURED receives notice, of any

Assured - Election To             legal  proceeding brought to determine the ASSURED’S liability for any loss,

Defend                                 claim or  damage which, if established, would constitute a collectible loss under this bond or any of the Underlying Bonds. Concurrent with such notice, and as requested thereafter, the ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.

                                          If the COMPANY elects to defend all or part of any legal proceeding, the court  costs and attorneys’ fees incurred by the COMPANY and any settlement or  judgment on that part defended by the COMPANY shall be a loss under this bond.  The COMPANY’S liability for court costs and attorneys’ fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs  and attorneys’ fees incurred that the amount recoverable under this bond bears to  the amount demanded in such legal proceeding.

                                          If the COMPANY declines to defend the ASSURED, no settlement without the  prior written consent of the COMPANY or judgment against the ASSURED shall  determine the existence, extent or amount of coverage under this bond, and the COMPANY shall not be liable for any costs, fees and expenses incurred by the  ASSURED.

Conditions And

Limitations

Definitions                       1.       As used in this bond:

                                          a.   Deductible Amount means the amount stated in ITEM 4. of the

                                                DECLARATIONS. In no event shall this Deductible Amount be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any of the Underlying Bonds, including the  insolvency or dissolution of any Insurer providing coverage under any of the  Underlying Bonds.

                                          b.   Primary Bond means the bond scheduled in ITEM 5. of the

                                                DECLARATIONS or any bond that may replace or substitute for such bond.

                                          c.   Single Loss means all covered loss, including court costs and attorneys’  fees incurred by the COMPANY under General Agreement C., resulting  from:

                                                 (1)      any one act of burglary, robbery or attempt either, in which no employee of the ASSURED is implicated, or

                                                 (2)      any one act or series of related acts on the part of any person resulting  in damage to or destruction or misplacement of property, or

                                                 (3)      all acts other than those specified in c.(1) and c.(2), caused by any  person or in which such person is implicated, or

                                                 (4)      any one event not specified above, in c.(1), c.(2) or c.(3).

                                          d.    Underlying Bonds means the Primary Bond and all other insurance coverage referred to in ITEM 7. of the DECLARATIONS.

                                    2.    The COMPANY’S total cumulative liability for all Single Losses of all ASSUREDS  discovered during the BOND PERIOD shall not exceed the AGGREGATE LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS. Each payment made under the terms of this bond shall reduce the unpaid portion of the AGGREGATE LIIMIT OF LIABILITY until it is exhausted.

                                           On exhausting the AGGREGATE LIMIT OF LIABILITY by such payments:

                                           a.    the COMPANY shall have no further liability for loss or losses regardless of  when discovered and whether or not previously reported to the COMPANY,  and

                                           b.    the COMPANY shall have no obligation under General Agreement C. to  continue the defense of the ASSURED, and on notice by the COMPANY to  the ASSURED that the AGGREGATE LIMIT OF LIABILITY has been  exhausted, the ASSURED shall assume all responsibility for its defense at        its own cost.

                                    The unpaid portion of the AGGREGATE LIMIT OF LIABILITY shall not be increased or  reinstated by any recovery made and applied in accordance with Section 4. In the event  that a loss of property is settled by indemnity in lieu of payment, then such loss shall not  reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY.

Single Loss Limit Of       The COMPANY’S liability for each Single Loss shall not exceed the SINGLE

  Liability                        LOSS  LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS or the unpaid portion  of the AGGREGATE LIMIT OF LIABILITY, whichever is less.

Discovery                      3.    This bond applies only to loss first discovered by the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of the ASSURED being aware of:

                                           a.    facts which may subsequently result in a loss of a type covered by this bond,  or

                                           b.    an actual or potential claim in which it is alleged that the ASSURED is liable  to a third party,

                                            regardless of when the act or acts causing or contributing to such loss occurred,  even though the amount of loss does not exceed the applicable Deductible  Amount, or the exact amount or details of loss may not then be known.

Subrogation-Assignment-  4.   In the event of a payment under this bond, the COMPANY shall be

Recovery                              subrogated to  all of the ASSURED’S rights of recovery against any person or entity to the extent  of such payments. On request, the ASSURED shall deliver to the COMPANY an  assignment of the ASSURED’S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Conditions And

Limitations

Subrogation-Assignment-  Recoveries, whether effected by the COMPANY or by the ASSURED, shall

Recovery                          be  applied net of the expense of such recovery, first, to the satisfaction of the

(continued)                       ASSURED’S loss which would otherwise have been paid but for the fact that it is  in excess of the AGGREGATE LIMIT OF LIABILITY, second, to the COMPANY in  satisfaction of amounts paid in settlement of the ASSURED’S claim and third, to  the ASSURED in satisfaction of the DEDUCTIBLE AMOUNT. Recovery from  reinsurance and/or indemnity of the COMPANY shall not be deemed a recovery under this Section.

  Cooperation Of Assured  5.   At the COMPANY’S request and at reasonable times and places designated by  the COMPANY the ASSURED shall:

submit to examination by the COMPANY and subscribe to the same under  oath, and

                                                b.  produce for the COMPANY’S examination all pertinent records, and

                                                c.  cooperate with the COMPANY in all matters pertaining to the loss.

                                          The ASSURED shall execute all papers and render assistance to secure to the  COMPANY the rights and causes of action provided for under this bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

  Termination                    6.  This bond terminates as an entirety on the earliest occurrence of any of the following:

sixty (60) days after the receipt by the ASSURED of a written notice from the  COMPANY of its decision to terminate this bond, or

                                                b.    immediately on the receipt by the COMPANY of a written notice from the  ASSURED of its decision to terminate this bond, or

                                                c.    immediately on the appointment of a trustee, receiver or liquidator to act on  behalf of the ASSURED, or the taking over of the ASSURED by State or  Federal officials, or

                                                d.    immediately on the dissolution of the ASSURED, or

                                                e.    immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or

                                                f.     immediately on expiration of the BOND PERIOD, or

                                                g.    immediately on cancellation, termination or recision of the Primary Bond.

Conformity                      7.    If any limitation within this bond is prohibited by any law controlling this bond’s  construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Change Or Modification    8.   This bond or any instrument amending or affecting this bond may not be

Of This Bond                        changed  or modified orally. No change in or modification of this bond shall be effective  except when made by written endorsement to this bond signed by an Authorized  Representative of the COMPANY.

WELLS FARGO FUNDS TRUST

525 MARKET STREET, 12TH FLOOR

SAN FRANCISCO, CA   94105

Re: Financial Strength

Insuring Company:      FEDERAL INSURANCE COMPANY

Dear WELLS FARGO FUNDS TRUST

Chubb continues to deliver strong financial performance. Our financial strength, as reflected in our published reports and our ratings, should give you peace of mind that Chubb will be there for you when you need us most.

Chubb’s financial results during 2009 stand out in the industry.

Chubb’s balance sheet is backed with investments that we believe emphasize quality,  safety, and liquidity, with total invested assets of $42.0 billion as of September 30, 2009.

With 127 years in the business, Chubb is here for the long term, which is why we  vigorously guard our financial strength and take what we believe is a prudent approach  to assuming risk –on both the asset and liability sides of our balance sheet.

Chubb is one of the most highly rated property and casualty companies in the industry,  which is a reflection of our overall quality, strong financial condition, and strong capital  position.

Chubb’s financial strength rating is “A++” from A.M. Best Company, “AA” from Fitch, “Aa2” from Moody’s, and “AA” from Standard & Poor’s – the leading independent evaluators of the insurance industry.

Chubb’s senior unsecured corporate debt rating from Standard & Poor’s was upgraded from “A” to “A+” on December 15, 2008. Standard & Poor’s also reaffirmed all of Chubb’s ratings with a “stable” outlook

A.M. Best, Fitch, and Moody’s recently affirmed all of Chubb’s ratings with a “stable” outlook. (For reference, A.M. Best reaffirmed us on 12/23/08, Moody’s on 2/4/09, and Fitch on 2/13/09.)

For more than 50 years, Chubb has remained part of an elite group of insurers that have maintained A.M. Best’s highest ratings.

Chubb was named to Standard & Poor’s list of S&P 500 Dividend Aristocrats, one of 52 companies in the S&P 500 index that have increased dividends every year for at least 25 consecutive years.

Chubb’s investment portfolio has held up extremely well. Chubb takes what we believe is a conservative approach to selecting and managing our assets. Furthermore, Chubb does not have any direct exposure to the subprime mortgage-backed securities market, and we stopped doing new credit derivative business in 2003 and put existing business in runoff.

Rarely has Chubb’s business philosophy – to underwrite conservatively and invest judiciously –

been more important than it is today. By adhering to this philosophy, we now have the capacity and flexibility to respond to opportunities, especially when you engage us in fully understanding your business risks.

We want you to know that Chubb is well-positioned to continue serving your needs with our underwriting expertise; broad underwriting appetite across all property, casualty, and specialty lines; and claim services. If you have any questions, feel free to call your agent or broker or your local Chubb underwriter. As always, we appreciate the trust you place is us as your insurance partner.

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United

States (hereinafter “Chubb”) distribute their products through licensed insurance brokers and agents

(“producers”). Detailed information regarding the types of compensation paid by Chubb to producers on

US insurance transactions is available under the Producer Compensation link located at the bottom of the  page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

POLICYHOLDER

DISCLOSURE NOTICE OF

TERRORISM INSURANCE COVERAGE

(for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act (the “Act”), effective  December 26, 2007, this policy makes available to you insurance for losses arising out of  certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to  human life, property or infrastructure; to have resulted in damage within the United  States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of  terrorism is partially reimbursed by the United States under the formula set forth in the  Act. Under this formula, the United States pays 85% of covered terrorism losses that  exceed the statutorily established deductible to be paid by the insurance company providing the coverage.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

If aggregate insured losses attributable to terrorist acts certified under the Act exceed

$100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up  to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy’s annual premium that is attributable to insurance for such acts  of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United

States (hereinafter “Chubb”) distribute their products through licensed insurance brokers and agents

(“producers”). Detailed information regarding the types of compensation paid by Chubb to producers on

US insurance transactions is available under the Producer Compensation link located at the bottom of the  page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

IMPORTANT POLICYHOLDER INFORMATION

Inquiries concerning your policy should be directed to your insurance agent. The name, address and telephone number of your agent, if one is involved, is shown on the policy and/or in the material accompanying the policy.

If you require additional information you may contact the California Insurance Department at either the following address or phone number:

California Insurance Department

300 South Spring Street

Los Angeles, CA 90012

1-800-927-HELP

FEDERAL INSURANCE COMPANY

Endorsement No:

Bond Number:  82183333

NAME OF ASSURED: WELLS FARGO FUNDS TRUST

PREMIUM ENDORSEMENT

It is agreed that:

The premium for this bond for the period July 9, 2010 to September 1, 2011 is:

Premium: Fifty-three thousoand three hundred forty-five ($53,345.00)

It is further agreed that this premium is subject to change during this period if amendments are  made to this bond at the request of the ASSURED.

This Endorsement applies to loss discovered after 12:01 a.m. on July 9, 2010.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 2, 2010

Excess Bond

Effective date of

this endorsement: July 9, 2010                                   FEDERAL INSURANCE COMPANY

                                                                                Endorsement No.: 2

                                                                                To be attached to and form a part of Bond

                                                                                Number:                        82183333

Issued to: WELLS FARGO FUNDS TRUST

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other laws  or regulations prohibit the coverage provided by this insurance.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 2, 2010

CHARTIS

National Union Fire Insurance Company of Pittsburgh, Pa.

                                                                                      A capital stock company

Follow Form Bond

DECLARATIONS

Bond Number:                                    02-581-91-58

Item 1.        Named Insured:              WELLS FARGO FUNDS TRUST

                   Address:                        525 MARKET STREET

                                                          SAN FRANCISCO, CA 94105-2712

Item 2.        Bond Period:        From:   July 9, 2010   To:  September 1, 2011 at

                   12:01 A.M. Standard Time at the address of the Named Insured shown above

Item 3.        Limit of Liability:  $20,000,000 Excess of $90,000,000 in the Aggregate of $20,000,000

Item 4.        Schedule of primary underlying excess policies (herein collectively the “underlying program”):

Primary Policy (herein “Primary Policy”):

Insurer:  Great American

Policy Number     Single Loss Limit    Aggregate Limit  Deductible       Policy Period

FS517-76-01-07   $20,000,000          $20,000,000       $50,000          07/09/2010 to 09/01/2011

Underlying Excess Policy(ies):

Insurer:  Fidelity and Deposit Company of Maryland

Policy Number            Single Loss Limit          Aggregate Limit        Policy Period

FIB0004712-09            $20,000,000                $20,000,000             07/09/2010 to 09/01/2011

                               Excess of $20,000,000

Insurer:  Berkley Insurance Co.

Policy Number            Single Loss Limit          Aggregate Limit        Policy Period

BFI-71000386-10         $20,000,000                $20,000,000             07/09/2010 to 09/01/2011

                               Excess of $40,000,000

Insurer:  Federal Insurance Company

Policy Number            Single Loss Limit          Aggregate Limit        Policy Period

8218-3333                 $20,000,000                $20,000,000             07/09/2010 to 09/01/2011

                               Excess of $60,000,000

Insurer:  Axis Insurance Company

Policy Number            Single Loss Limit          Aggregate Limit        Policy Period

MCN753993/01/20      $20,000,000                $10,000,000             07/09/2010 to 09/01/2011

                               Excess of $80,000,000

ITEM 5.        The liability of the Underwriter is subject to the terms of the following riders attached hereto:

                   #1, #2, #3, #4, #5, #6

ITEM 6.        The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No (s)  N/A   such termination or cancellation to be effective as of the time this bond becomes effective.

                                                                                      AUTHORIZED REPRESENTATIVE

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA.

A CAPITAL STOCK COMPANY

175 Water Street

New York, NY  10038

Follow Form Bond

Various provisions in this bond restrict coverage.  Read the entire bond carefully to determine rights, duties and what is and is not covered.

Throughout this bond, the words “you” and “your” refer to the Named Insured as shown in Item 1 of the Declarations.  The words “we”, “us” and “our” refer to the Company providing this insurance.

In consideration of the payment of the premium and in reliance upon the statements in the Declarations and in the Application, we agree with you to provide coverage as follows:

INSURING AGREEMENT

I.        Coverage

We will pay on your behalf the Ultimate Net Loss in excess of the Underlying Bond as shown in Item 4 of the Declarations, but only up to an amount not exceeding our Limit of Liability as shown in Item 3 of the Declarations and only after the issuers of the Underlying Bond have paid or have been held liable to pay the full amount of limits of insurance of the Underlying Bond.  Except for the terms, definitions, conditions and exclusions of this bond, the coverage provided by this bond shall follow the terms, definitions, conditions and exclusions of the Underlying Bond as shown in Item 4 of the Declarations.

The Limit of Liability shown in Item 3 of the Declarations states the most we will pay regardless of the number of Insureds, claims made or suits brought or persons or organizations making claims or bringing suits.

Definition

Ultimate Net Loss

The term “Ultimate Net Loss” means the amount payable in settlement of the loss of the Insured after making deductions for all recoveries and for other valid and collectible bonds, excepting however the Underlying Bond shown in Item 4 of the Declarations.

III.      Conditions

Maintenance of Limit of Liability of Underlying Bond

The limit of liability of the Underlying Bond shall be maintained in full force and effect during the period of this bond.  Under no circumstances, including but not limited to bankruptcy, insolvency or inability to pay at the issue of the Underlying Bond, will we drop down and replace the Underlying Bond or assume any obligation of the Underlying Bond.

If you fail to comply with this requirement, we will only be liable to the same extent that we would have been had you fully complied with this requirement.

Cancellation

You may cancel this bond.  You must mail or deliver advance written notice to us stating when the cancellation is to take effect.

We may cancel this bond.  If we cancel because of non-payment of premium, we must mail or deliver to you not less than ten (10) days advance written notice stating when the cancellation is to take effect.  If we cancel for any other reason, we must mail or deliver to you not less than ninety (90) days advance written notice stating when the cancellation is to take effect.  Mailing that notice to you at your mailing address shown in Item 1 of the Declarations will be sufficient to prove notice.

The bond period will end on the day and hour stated in the cancellation notice.

If we cancel, earned premium will be calculated pro rata based on the time this bond was in force.

If you cancel, earned premium will be calculated based on short rate tables.

The first Named Insured in Item 1 of the Declarations shall act on behalf of all other Insureds with respect to the giving and receiving of notice of cancellation and the receipt of any refund that may become payable under this bond.

Any of these provisions that conflict with a law that controls the cancellation of the insurance in this bond is changed by this statement to comply with that law.

Cancellation of Underlying Bond

This bond is canceled upon cancellation of the Underlying Bond.  You must promptly notify us of the cancellation of the Underlying Bond.  Such notice must be made when you send a notice of cancellation of the Underlying Bond to, or when you receive such notice from, the issuer of the Underlying Bond.

Changes to Underlying Bond

You must promptly notify us of any changes to the Underlying Bond which are made after its inception date.  Any changes made to the Underlying Bond after its inception shall not affect the terms and conditions of this bond, which shall continue to apply as though no change had been made to the Underlying Bond.

Notice of Claim or Loss

You must notify us in writing as soon as practicable when you become aware of any claim or loss under the Underlying Bond or any bond which may give rise to any claim or loss under this bond.

Payment of Premium

The first Named Insured shown in Item 1 of the Declarations shall be responsible for payment of all premiums when due.

In Witness Whereof, we have caused this bond to be executed and attested, but this bond shall not be valid unless countersigned by one of our duly authorized representatives, where required by law.

SECRETARY                                                  PRESIDENT

ENDORSEMENT #1

This endorsement, effective 12:01  A.M.  July 9, 2010              forms a part of

Policy No.      02-581-91-58

Issued to:      WELLS FARGO FUNDS TRUST

By       National Union Fire Insurance Company of Pittsburgh, PA.

CALIFORNIA AMENDATORY ENDORSEMENT

Wherever used in this endorsement:  1)  "Insurer" mean the insurance company which issued this policy;  and 2) , "Named Insured", "First Named Insured", and "Insured" mean the Named Corporation, Named Entity, Named Organization, Named Sponsor, Named Insured, or Insured stated in the declarations page; and 3) "Other Insured(s)" means all other persons or entities afforded coverage under the policy.

The following is added and supersedes any provision to the contrary:

CANCELLATION

The First Named Insured shown in the declarations may cancel the policy by mailing or delivering to the Insurer advance written notice of cancellation.

If the policy has been in effect for more than sixty (60) days or if it is a renewal, effective immediately, the Insurer may not cancel the policy unless such cancellation is based on one or more of the following reasons:

(1)      Nonpayment of premium, including payment due on a prior policy issued by the Insurer and due during the current policy term covering the same risks.

(2)      A judgment by a court or an administrative tribunal that the named Insured has violated any law of this state of or of the United States having as one of its necessary elements an act which materially increases any of the risks insured against.

(3)      Discovery of fraud or material misrepresentation by either of the following:

a)       The Insured or Other Insured(s) or his or her representative in obtaining the insurance; or

b)       The named Insured or his or her representative in pursuing a  claim under the policy.

(4)      Discovery of willful or grossly negligent acts or omissions, or of any violations of state laws or regulations establishing safety standards, by the named Insured or Other Insured(s) or a representative of same, which materially increase any of the risks insured against.

ENDORSEMENT #1   (Condinued)

(5)      Failure by the named Insured or Other Insured(s) or a representative of same to implement reasonable loss control requirements which were agreed to by the Insured as a condition of policy issuance or which were conditions precedent to the use by the Insurer of a particular rate or rating plan if the failure materially increases any of the risks insured against.

(6)      A determination by the commissioner that the loss of, or changes in, an insurer's reinsurance covering all or part of the risk would threaten the financial integrity or solvency of the Insurer.

(7)      A determination by the commissioner that a continuation of the policy coverage could place the Insurer in violation of the laws of this state or the state of its domicile or that the continuation of coverage would threaten the solvency of the Insurer.

(8)      A change by the named Insured or Other Insured(s) or a representative of same in the activities or property of the commercial or industrial enterprise which results in a material added risk, a materially increased risk or a materially changed risk, unless the added, increased, or changed risk is included in the policy.

Notice of cancellation shall be delivered or mailed to the producer of record and the named Insured at least thirty (30) days prior to the effective date of cancellation.  Where cancellation is for nonpayment of premium or fraud, notice shall be given no less than ten (10) days prior to the effective date of cancellation.

CONDITIONAL RENEWAL AND NONRENEWAL

If the Insurer decides not to renew the policy, or to increase the deductible, reduce the limits, eliminate coverages or raise premium more than 25%, the Insurer shall mail or deliver to the producer of record and the named Insured notice of nonrenewal at least sixty (60) days but no more than 120 days prior to the end of the policy period.  The notice shall contain the reason for nonrenewal of the policy.

A notice of nonrenewal shall not be required in the following situations:

(1)      If the transfer or renewal of a policy, without any changes in terms, conditions or rates, is between the Insurer and a member of the insurance group.

(2)      If the policy has been extended for 90 days or less, provided that notice has been given in accordance with the nonrenewal notice requirements noted above.

(3)      If the Named Insured has obtained replacement coverage, or has agreed, in writing, within 60 days of the termination of the policy, to obtain that coverage.

(4)      If the policy is for a period of no more than 60 days and the Insured is notified at the time of issuance that it will not be renewed.

ENDORSEMENT #1   Continued)

(5)      If the First Named Insured requests a change in the terms or conditions or risks covered by the policy within 60 days of the end of the policy period.

(6)      If the Insurer has made a written offer to the First Named Insured, in accordance with timeframes shown above to renew the policy under changed terms or conditions or at an increased premium rate.

If the Insurer fails to give timely notice, the policy of insurance shall be continued, with no change in its terms or conditions, for a period of 60 days after the Insurer gives notice.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

ENDORSEMENT #2

This endorsement, effective 12:01  A.M.  July 9, 2010              forms a part of

Policy No.      02-581-91-58

Issued to:      WELLS FARGO FUNDS TRUST

By       National Union Fire Insurance Company of Pittsburgh, Pa.

THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

COVERAGE TERRITORY ENDORSEMENT

Payment of loss under this policy shall only be made in full compliance with all United States of America economic or trade sanction laws or regulations, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury

Department's Office of Foreign Assets Control ("OFAC").

AUTHORIZED REPRESENTATIVE

ENDORSEMENT #3

This endorsement, effective 12:01  A.M.  July 9, 2010              forms a part of

Policy No.      02-581-91-58

Issued to:      WELLS FARGO FUNDS TRUST

By       National Union Fire Insurance Company of Pittsburgh, Pa.

DROP DOWN RIDER

It is a condition of the attached bond that the underlying bond(s) shall be maintained in full effect in the amount of $90,000,000 during the period of the attached bond except for any reduction in the Aggregate Limit(s) of Liability contained therein solely by payment of claims.

If, by reason of the payment of any claim or claims, by Underwriters during the period of the attached bond which reduces the Aggregate Limit(s) of Liability of the underlying bond, the attached bond shall apply excess of the reduced Aggregate Limit(s) of Liability of the underlying bond.  In the event of the exhaustion of the underlying limit(s), the attached bond shall continue in force as primary insurance, and the Deductible set forth in the Schedule of the primary bond shall apply to the attached bond.

However, in the event of any reinstatement of the underlying Aggregate Limit(s) of Liability, the attached bond shall apply as excess of the reinstated underlying Aggregate Limit(s) of Liability.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

ENDORSEMENT #4

This endorsement, effective 12:01  A.M.  July 9, 2010              forms a part of

Policy No.      02-581-91-58

Issued to:      WELLS FARGO FUNDS TRUST

By       National Union Fire Insurance Company of Pittsburgh, Pa.

RELIANCE UPON OTHER CARRIER’S APPLICATION

In granting coverage under this policy, it is agreed that the Insurer has relied upon the statements and representations contained in the below referenced application (including materials submitted thereto and, if such application is a renewal application, all such previous policy applications, and their attachments and materials, for which this policy is a renewal or succeeds in time) as being accurate and complete. It is further understood and agreed that the Organization and the Insureds warrant and represent to the Insurer that the statements and representations made in such application were accurate on the date such representations and statement were so given and that in connection therewith the Insureds hereby reaffirm each and every statement made in our application to Great American Insurance Companies as accurate as of January 15, 2009 as if it was made to the Insurer on such date. All such statements and representations shall be deemed to be material to the risk assumed by the Insurer, are the basis of this policy and are to be considered as incorporated into this policy.

TYPE OF POLICY APPLICATION:

Investment Company Bond

CARRIER:

Great American Insurance Companies

DATE SIGNED:

July 9, 2010

ALL OTHER TERMS, CONDITIONS AND LIMITATIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

ENDORSEMENT #5

This endorsement, effective 12:01  A.M.  July 9, 2010              forms a part of

Policy No.      02-581-91-58

Issued to:      WELLS FARGO FUNDS TRUST

By       National Union Fire Insurance Company of Pittsburgh, Pa.

NOTICE OF CLAIM

(REPORTING BY E-MAIL)

In consideration of the premium charged, it is hereby understood and agreed as follows:

1.       Email Reporting of Claims :  In addition to the postal address set forth for any Notice of Claim Reporting under this policy, such notice may also be given in writing pursuant to the policy's other terms and conditions to the Insurer by email at the following email address:

Your email must reference the policy number for this policy. The date of the Insurer's receipt of the emailed notice shall constitute the date of notice.

In addition to Notice of Claim Reporting via email, notice may also be given to the Insurer by mailing such notice to: c-Claim for Financial Lines, AIG Domestic Claims, Inc., 175 Water Street, 9th Floor, New York, New York  10038 or faxing such notice to (866) 227-1750.

2.       Definitions : For this endorsement only, the following definitions shall apply:

(a)      "Insurer" means the "Insurer," "Underwriter" or "Company" or other name specifically ascribed in this policy as the insurance company or underwriter for this policy.

(b)      "Notice of Claim Reporting" means "notice of claim/circumstance," "notice of loss" or other reference in the policy designated for reporting of claims, loss or occurrences or situations that may give rise or result in loss under this policy.

(c)      "Policy" means the policy, bond or other insurance product to which this endorsement is attached.

3.       This endorsement does not apply to any Kidnap & Ransom/Extortion Coverage Section, if any, provided by this policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

ENDORSEMENT #6

This endorsement, effective 12:01  A.M.  July 9, 2010              forms a part of

Policy No.      02-581-91-58

Issued to:      WELLS FARGO FUNDS TRUST

By       National Union Fire Insurance Company of Pittsburgh, Pa.

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER         EDITION DATE FORM TITLE

63674               10/95       FOLLOW FORM BOND DEC

63675               10/95       FOLLOW FORM BOND GUTS

52133               03/07       CALIFORNIA AMENDATORY CANCELLATION/NONRENEWAL

                                      DROP DOWN RIDER

                                      RELIANCE UPON OTHER CARRIER’S APPLICATION

99758               08/08       NOTICE OF CLAIM (REPORTING BY E-MAIL)

78859               10/01       FORMS INDEX ENDORSEMENT

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

FINANCIAL INSTITUTION EXCESS FOLLOW FORM CERTIFICATE

The Great American Insurance Company, herein called the UNDERWRITER

Bond Number:                                      FS 204-59-90 - 00

Name and Address of Insured:  Wells Fargo Funds Trust

                                                            525 Market Street

                                                            San Francisco, CA 94105

The UNDERWRITER, in consideration of an agreed premium, and in reliance upon the statements and information furnished to the UNDERWRITER by the Insured, and subject to the terms and conditions of the underlying coverage scheduled in ITEM 3 below, as excess and not contributing insurance, agrees to pay the Insured for loss which:

(a) Would have been paid under the Underlying but for the fact that such loss exceeds the limit of liability of the Underlying Carrier (s) listed in Item 3, and

(b) for which the Underlying Carrier (s) has (have) made payment, and the Insured has collected the full amount of the expressed limit of the Underlying Carrier’s (s) liability.

ITEM 1.  BOND PERIOD: from 12:01 a.m. on 07/09/2010 to 12:01 a.m. on 09/01/2011

                                                                       (inception)                         (expiration)

ITEM 2.  LIMIT OF LIABILITY AT INCEPTION: $12,500,000 Single Loss Limit/$12,500,000 Aggregate Limit over Insuring Agreements A,B,C,D,E,F,J, and L (Financial Institution Investment Company Bond)

ITEM 3.  UNDERLYING COVERAGE:

  A)                  CARRIER:                       Great American Insurance Company

LIMIT:                               $20,000,000 Limit plus primary deductibles over Insuring Agreements A,B,C,D,E,F,J, and L (Financial Institution Investment Company Bond)

                        BOND NUMBER:             FS 517-76-01 - 07

                        BOND PERIOD:               12:01 AM on 07/09/2010 to 12:01 AM on 09/01/2011

B)                    CARRIER:                         Zurich American Insurance Company

                        LIMIT:                               $20,000,000 Limit over Item A Above

                        BOND NUMBER:             FIB 0004712 09

                        BOND PERIOD:               12:01 AM on 07/09/2010 to 12:01 AM on 09/01/2011

C)                    CARRIER:                         Berkley Regional Insurance Company

                        LIMIT:                               $20,000,000 Limit over Items A & B Above

                        BOND NUMBER:             BFI-71000386-10

                        BOND PERIOD:               12:01 AM on 07/09/2010 to 12:01 AM on 09/01/2011

D)                    CARRIER:                         Federal Insurance Company

                        LIMIT:                               $20,000,000 Limit over Items A, B & C Above

                        BOND NUMBER:             82183333

                        BOND PERIOD:               12:01 AM on 07/09/2010 to 12:01 AM on 09/01/2011

E)                     CARRIER:                         Axis Insurance Company

                        LIMIT:                               $10,000,000 Limit over Items A, B, C & D Above

                        BOND NUMBER:             MCN753993/01/2010

                        BOND PERIOD:               12:01 AM on 07/09/2010 to 12:01 AM on 09/01/2011

F)                     CARRIER:                         National Union Fire Insurance Company of Pittsburgh, PA

                        LIMIT:                               $20,000,000 over Items A, B, C, D & E Above

                        BOND NUMBER:             02-581-91-58

                        BOND PERIOD:               12:01 AM on 07/09/2010 to 12:01 AM on 09/01/2011

ITEM 4.  Coverage provided by this Bond is subject to the following attached Rider(s):

            Rider No. 1

ITEM 5.  By acceptance of this Bond, you give us notice canceling prior Bond No. N/A, the cancellation to be effective at the same time this Bond becomes effective.

In witness whereof, the UNDERWRITER has caused this certificate to be signed by an Authorized Representative of the UNDERWRITER this 14th day of September, 2010.

                                                                   GREAT AMERICAN INSURANCE COMPANY

                                                              By: __________________________________________

                                                                                   (Authorized Representative)

Excess Follow Form Certificate

10/2007 ed.

RIDER NO. 1

To be attached to and form part of Bond No. FS 204-59-90 - 00

Issued to   Wells Fargo Funds Trust

It is agreed that:

Coverage provided by this Bond shall not respond as excess over any supplemental sub-limited coverage(s) that are part of the Primary Bond.

2.         This rider shall become effective as of 12:01 a.m. on 07/09/2010 standard time.